

06010169

12g3 - 2 (b)

OJSC "VolgaTelecom"
Russia, 603000, Nizhny Novgorod
M.Gorky Square, Dom Svyazi
Ph.: (7 8312) 33-20-47
Fax: (78312) 30-67-68
№ 25-01/9-437

Date: 22. 12. 2005г.


SEC MAIL PROCESSING
RECEIVED
JAN 0 9 2006
WASH. D.C.
185
SECTION

Security and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, NW
Washington, DC 20549

SUPPL

Re: Joint-Stock Company "VolgaTelecom", Exemption № 82-4642

Dear Sirs,

In connection with exemption of Joint-Stock Company "VolgaTelecom", according to Rule 12g3-2 (b), from requirements of the Act about securities and stock exchanges of 1934 on registration and reporting and according to the further requirements by Rule 12g3-2 (b), we advise you that Company's registrar – Closed Joint Stock Company "Registrator-Svyaz" has been dissolved since December 13, 2005 due to reorganization in the form of affiliation to Open Joint Stock Company "Obiedinennaya registratsionnaya companiya" ("United registration company"), which is located at the address: Moscow, Pyatnitskaya street, 70; mailing address: 107078, Moscow, POB 162; tel. 7 495 504 28 86; E-mail: ork@ork-reestr.ru.

Open Joint Stock Company "Obiedinennaya registratsionnaya companiya" is the legal successor of Closed Joint Stock Company "Registrator-Svyaz" in respect of its all rights and liabilities.

J.P.Morgan Bank is the depositary-bank of our Company according to Form F-6, registration number 333-86930 in ADR program for common shares.

In case you have any questions, please, call to Ms. Daniela Utane, the manager of joint-stock company "VolgaTelecom" ADR program in J.P.Morgan Bank at telephone number +44 207 777 2020 (London) or send you messages to the e-mail address: d.sokolov@vt.ru

First deputy to the General Director of the joint-stock company
(Technical director)


Открытое акционерное общество "ВолгаТелеком"
ВолгаТелеком
г. Нижний Новгород

A.I.Kirillov